October 5, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-0306
Attn:    Mr. David H. Roberts
            Mail Stop 4561

VIA EDGAR and Facsimile

Re: Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), we are responding to the letter dated October 4, 2006 (the "Comment Letter") from Karen J. Garnett, Assistant Director of the Securities and Exchange Commission (the "Commission").

        Set forth below is the response to the Comment Letter provided to us by Hostopia. For ease of reference, the comment contained in the Comment Letter appears directly above our response.

Underwriting Agreement — Exhibit 1.1

Section 11 of the underwriting agreement

1.
We note that the underwriter's obligation may be terminated under the following circumstances:

•
the state of the financial markets is such that in the reasonable opinion of that Underwriter, the Shares cannot be profitably marketed; or

•
the occurrence of any other calamity or crisis or change in financial, political or economic conditions in the United States, Canada or elsewhere, the effect of which on financial markets is such to make it, in the sole judgment of RBC, impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Prospectuses.

  These statements appear to be market out clauses, which have the effect of placing the risk of success of the offering on the issuer. As a result, it appears that the underwriters would be conducting a best efforts offering rather than a firm commitment underwritten offering. Please revise to delete or modify these statements to be consistent with the guidelines set forth in The First Boston Corporation no-action letter (1985). Alternatively, revise the disclosure in the prospectus to clarify that this is a best efforts offering.

Securities and Exchange Commission
October 5, 2006

        Response:    Hostopia's shares of common stock will be marketed and sold primarily in Canada under this offering and will only trade on the Toronto Stock Exchange. Consequently the underwriters of this issue are Canadian broker-dealers and their U.S. affiliates. The sections of the underwriting agreement referenced in the staff's comment above describing certain circumstances under which the underwriters of the offering may terminate their obligations is standard language used in marketed underwritten offerings in Canada. The above referenced termination provisions are consistent with the language prescribed by the Investment Dealers Association of Canada for marketed underwritten offerings in its Syndicate Practices Handbook.

        The use of these provisions in a marketed underwritten offering such as that contemplated by Hostopia is supported by established precedent and by written industry guidance, is consistent with market and industry practice in Canada, and is expected by the investment community in Canada. To characterize Hostopia's offering as a "best efforts" offering would likely introduce confusion to the Canadian participants in the offering. In addition, variations in these provisions would have consequences to the underwriters in terms of the capital they are required to commit in connection with this offering.

        Notwithstanding the above discussion, we recognize that the clauses referenced in Comment Letter may be inconsistent with the characterization of such an offering in the United States as a firm commitment underwritten offering as the market-out clauses are not consistent with the guidelines set forth in The First Boston Corporation no-action letter (1985), and that, under such guidelines in the United States, the offering of Hostopia's common stock may be more accurately characterized as a best efforts offering.

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        As always, should you have further comments or require further information, or tif any questions should arise in connection with this submission, please call me at (416) 367-7373 if we can expedite your review in any way, or fax me at (416) 367-7371.

Sincerely,
Gil I. Cornblum